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15045438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2015
Washington DC
404

SEC FILE NUMBER
8- 69188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/14/2013 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinhood Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Ash Street
(No. and Street)

Palo Alto (City) CA (State) 94306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Friedman 650-294-4858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tf 2/23/15

DD 2/23/15

OATH OR AFFIRMATION

I, Scott I. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinhood Financial, LLC, as of February 13, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ______
County of ______
Subscribed and sworn to (or affirmed) before me on this ____ day of ______, ____ by ______ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

SEE ATTACHED JURAT

______
Notary Public

______
Signature

President & CCO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SANTA CLARA

Subscribed and sworn to (or affirmed) before me on this 18th day of FEBRUARY, 2015, by SCOTT I. FRIEDMAN,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CATHY M. WONG
COMM. #2067406
Notary Public - California
Santa Clara County
My Comm. Expires June 4, 2018
NR01

(Seal) Signature ________________

Optional information. This certificate is attached to:

Title or type of document: U.S. SEC. ANNUAL AUDITED REPORT FORM X-17A-5 PART III - ROBINHOOD FINANCIAL LLC - REPORT PERIOD 10/14/2013-12/31/2014 PUBLIC

Number of pages: 11 WITH ATTACHMENTS

Date of document: NONE

Signer(s) other than named above: NONE

Notary phone number: 650-290-3550 or 408-355-3700

ROBINHOOD FINANCIAL, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014

PUBLIC

ROBINHOOD FINANCIAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2014

CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Management of
Robinhood Financial, LLC

We have audited the accompanying statement of financial condition of Robinhood Financial, LLC (the "Company") as of December 31, 2014.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robinhood Financial, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 17, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

ROBINHOOD FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 507,362
Due from broker	249,530
Prepaid expenses	29,704
TOTAL ASSETS	$ 786,596

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 96,716
Total liabilities	96,716
Member's equity	689,880
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 786,596

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Robinhood Financial LLC formerly Chronos Financial, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on August 13, 2012 in the state of Delaware.

These financial statements cover the period October 14,2013(the date the Broker-Dealer was approved) through December 31, 2014

The Company acts as an introducing broker and is exempt from SEC rule 15c3-3 under Section k(2)(ii).

The Company (a non-exchange member) as a fully disclosed member brokers online transactions using its mobile technology in listed equity securities, over-the-counter securities, corporate debt securities, mutual funds, and equity options. Retail customers have electronic access to Robinhood Financials electronic trading platform(s). Transactions are unsolicited. The Company works in an agency capacity and records transactions in securities and commission revenue and expenses on the trade-date basis

No provision for federal and state income taxes has been made for the Company since, as a sole member limited liability company, the Company is not subject to income taxes. The return's income or loss is reportable by its member on their individual tax returns. The Company is subject to the state of California form 568 Limited Liability Return Of Income tax filing.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2013, and 2014.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

FASB ASC 820, *Fair Value Measurement* has no material effect on this financial statement.

NOTE 2 DUE FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes amounts due to broker have been offset against amounts due from broker. At December 31, 2014, all amounts due from broker reflected in the statement of financial condition are with this broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2014, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 3 RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company reimburses Robinhood Markets, Inc. an affiliated entity (the "Affiliate") for rent, payroll, technology, information services, and other occupancy expenses. At December 31, 2014 the Company owed the Affiliate $77,471 which is included in accrued expenses on the statement of financial condition.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 4 FIXED ASSETS

The Company did not purchase or own any fixed assets during the time frame of this report.

NOTE 5 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $660,176 which was $653,728 in excess of its required net capital of $6,448. The Company's net capital ratio was 0.15 to 1.

NOTE 6 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees, except as described in Note 2 above, at December 31, 2014 or during the year then ended.

NOTE 7 SUBSEQUENT EVENTS

Subsequent capital contributions to the Company were $77,471. Subsequent events have been evaluated and there are no other subsequent events that require disclosure.

NOTE 8: RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/14
2014-08	*Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).*	After 12/15/14
2014-09	*Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).*	After 12/15/17
2014-15	*Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).*	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.